UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

COVENANT TRANSPORT, INC.
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $.01
(Title of Class of Securities)

22284P105
(CUSIP Number)

December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[ ]	Rule 13d-1(c)

[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No.	22284P105

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)	David R. Parker and Jacqueline F. Parker(1)

2.	Check the Appropriate Box if a Member of a Group* (a) [ ] (b) [ ]

3.	SEC Use Only

4.	Citizenship or Place of Organization	United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power	5,502,104 (2)

	6.	Shared Voting Power	0

	7.	Sole Dispositive Power	5,502,104 (2)

	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	5,502,104 (2)

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	[ ]

11.	Percent of Class Represented by Amount in Row (9)	38.4%(3)

12.	Type of Reporting Person (See Instructions)	IN

(1)
Shares reported are based upon the December 31, 2005, holdings of David R. Parker and Jacqueline F. Parker. All shares are held by Mr. and Mrs. Parker as joint tenants with right of survivorship, with the exception of (a) 12,750 shares of Class A Common Stock allocated to the account of Mr. Parker under the Company's 401(k) plan, (b) 351,787 shares of Class A Common Stock that Mr. Parker does not yet own, but with respect to which Mr. Parker has currently exercisable options to purchase, and (c) 100,000 shares of Class A Common Stock owned by the Parker Family Limited Partnership (of which Mr. and Mrs. Parker are the two general partners and possess sole voting and investment control).

(2)
Includes (i) 2,687,567 shares of Class A Common Stock owned by Mr. and Mrs. Parker as joint tenants with right of survivorship, (ii) 100,000 shares of Class A Common Stock owned by the Parker Family Limited Partnership (of which Mr. and Mrs. Parker are the two general partners and possess sole voting and investment control), (iii) 12,750 shares of Class A Common Stock allocated to the account of Mr. Parker under the Company's 401(k) plan, (iv) 133,750, 18,250, 10,000, 7,206, 10,000, 110,000, 10,000, 10,000, 6,891, 10,000, 10,000, 5,690, and 10,000 shares of Class A Common Stock that Mr. Parker does not yet own, but with respect to which Mr. Parker has currently exercisable options to purchase for $15.50, $12.375, $13.00, $13.125, $12.1875, $8.00, $16.79, $15.39, $17.30, $17.63, $15.71, $21.43, and $13.64 per share, respectively, and (v) 2,350,000 shares of Class B Common Stock, which is not registered under Section 12 of the Securities Exchange Act of 1934. There are no additional options to purchase that are exercisable within sixty days.

(3)
Covenant Transport has both Class A and Class B Common Stock. The Class A Common Stock has one vote per share. The Class B Common Stock has two votes per share while beneficially owned by David, Jacqueline, Rachel, or Jonathan Parker. The Class B Common Stock is currently controlled by David and Jacqueline Parker. Each share of Class B Common Stock is convertible into the same number of shares of Class A Common Stock (a) at any time at the election of the holder and (b) automatically upon transfer to any person other than members of Mr. and Mrs. Parker's immediate family. As of December 31, 2005, there were 11,629,208 shares of Class A Common Stock and 2,350,000 shares of Class B Common Stock outstanding. The percentage indicated is based upon 14,330,995 shares outstanding, which includes the 2,350,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock, and 351,787 shares underlying Mr. Parker's currently exercisable options. As a result of the two-class structure, as of December 31, 2005, Mr. and Mrs. Parker controlled stock possessing approximately 47.1% of the voting power of all outstanding Company stock.

Item 1.
	(a)	Name of Issuer	Covenant Transport, Inc.
	(b)	Address of Issuer's Principal Executive Offices	400 Birmingham Highway Chattanooga, TN 37419
Item 2.
	(a)	Name of Person Filing	David R. Parker and Jacqueline F. Parker(1)
	(b)	Address of Principal Business Office or, if none, Residence	400 Birmingham Highway Chattanooga, TN 37419
	(c)	Citizenship	United States of America
	(d)	Title of Class of Securities	Class A Common Stock, par value $.01 per share(2)
	(e)	CUSIP Number	22284P105

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:	N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:		5,502,104 (3)
(b)	Percent of class:		38.4%(2)
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote	5,502,104 (3)
	(ii)	Shared power to vote or to direct the vote	0
	(iii)	Sole power to dispose or to direct the disposition of	5,502,104 (3)
	(iv)	Shared power to dispose or to direct the disposition of	0

(1)
Shares reported are based upon the December 31, 2005, holdings of David R. Parker and Jacqueline F. Parker. All shares are held by Mr. and Mrs. Parker as joint tenants with right of survivorship, with the exception of (a) 12,750 shares of Class A Common Stock allocated to the account of Mr. Parker under the Company's 401(k) plan, (b) 351,787 shares of Class A Common Stock that Mr. Parker does not yet own, but with respect to which Mr. Parker has currently exercisable options to purchase, and (c) 100,000 shares of Class A Common Stock owned by the Parker Family Limited Partnership (of which Mr. and Mrs. Parker are the two general partners and possess sole voting and investment control).

(2)
Covenant Transport has both Class A and Class B Common Stock. The Class A Common Stock has one vote per share. The Class B Common Stock has two votes per share while beneficially owned by David, Jacqueline, Rachel, or Jonathan Parker. The Class B Common Stock is currently controlled by David and Jacqueline Parker. Each share of Class B Common Stock is convertible into the same number of shares of Class A Common Stock (a) at any time at the election of the holder and (b) automatically upon transfer to any person other than members of Mr. and Mrs. Parker's immediate family. As of December 31, 2005, there were 11,629,208 shares of Class A Common Stock and 2,350,000 shares of Class B Common Stock outstanding. The percentage indicated is based upon 14,330,995 shares outstanding, which includes the 2,350,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock, and 351,787 shares underlying Mr. Parker's currently exercisable options. As a result of the two-class structure, as of December 31, 2005, Mr. and Mrs. Parker controlled stock possessing approximately 47.1% of the voting power of all outstanding Company stock.

(3)
Includes (i) 2,687,567 shares of Class A Common Stock owned by Mr. and Mrs. Parker as joint tenants with right of survivorship, (ii) 100,000 shares of Class A Common Stock owned by the Parker Family Limited Partnership (of which Mr. and Mrs. Parker are the two general partners and possess sole voting and investment control), (iii) 12,750 shares of Class A Common Stock allocated to the account of Mr. Parker under the Company's 401(k) plan, (iv) 133,750, 18,250, 10,000, 7,206, 10,000, 110,000, 10,000, 10,000, 6,891, 10,000, 10,000, 5,690, and 10,000 shares of Class A Common Stock that Mr. Parker does not yet own, but with respect to which Mr. Parker has currently exercisable options to purchase for $15.50, $12.375, $13.00, $13.125, $12.1875, $8.00, $16.79, $15.39, $17.30, $17.63, $15.71, $21.43, and $13.64 per share, respectively, and (v) 2,350,000 shares of Class B Common Stock, which is not registered under Section 12 of the Securities Exchange Act of 1934. There are no additional options to purchase that are exercisable within sixty days.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person	N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company	N/A

Item 8.	Identification and Classification of Members of the Group	N/A

Item 9.	Notice of Dissolution of Group	N/A

Item 10.	Certification	N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct, and that this statement is filed on behalf of myself and the other signatories hereto.

February 10, 2006
Date

/s/ Mark A. Scudder by POA
Signature

David R. Parker, Individually, by Mark A. Scudder, attorney-in-fact, pursuant to a POA previously filed with the SEC
Name/Title

/s/ Mark A. Scudder by POA
Signature

Jacqueline F. Parker, Individually, by Mark A. Scudder, attorney-in-fact, pursuant to a POA previously filed with the SEC
Name/Title

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement*

_________________________________
* Incorporated by reference to the Schedule 13G/A
   filed by the parties on February 7, 2000.